

June 6, 2013

Via E-mail
Steven R. Fife
Chief Financial Officer
Active Power, Inc.
2018 W. Braker Lane, BK 12
Austin, Texas 78758

> **Re:** **Active Power, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed May 30, 2013**
> **File No. 333-188242**

Dear Mr. Fife:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We note your response to comment 1 in our letter dated May 22, 2013, indicating that the Company is relying on General Instruction I.B.6. As previously requested, please revise your prospectus cover page to provide the disclosure required by Instruction 7 to General Instruction I.B.6. Please note that your possible future reliance upon Instruction 3 to General Instruction I.B.6 does not preclude the disclosure required by Instruction 7 to General Instruction I.B.6, given your current reliance upon the latter subsection. For guidance, please refer to Securities Act Release No. 33-8878 (December 19, 2007).

 Please contact Jennifer López, Staff Attorney at (202) 551-3792, or me at (202) 551-3720
with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director